CERTIFICATE OF QUALIFIED PERSON

To accompany this technical report entitled: “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, prepared for Nevsun Resources Ltd. (the “issuer”) dated November 30, 2017, with an effective date September 01, 2017 (the “Technical Report”).

I, Andrew Jennings, Peng, President of Conveyor Dynamics, Inc., residing in Bellingham, Washington WA, 98225, USA do hereby certify that:

1)	I am President of the firm of Conveyor Dynamics Inc., 3633 Alderwood Ave, Bellingham, WA 98225, USA;

2)	I am a graduate of the University of California, Berkley (UCB) in 2003, I obtained a Bachelor of Science in Mechanical Engineering. I am also a graduate of the State University of New York at Buffalo in 2007, I obtained a Masters of Science in Mechanical Engineering. I have practiced my profession continuously since 2007. My relevant experience includes the design and specification of numerous conveyor systems both above and below ground in countries around the world;

3)	I am a Professional Engineer registered with the State of Washington (license #48286);

4)	I have not personally visited the project area but relied on a site visit conducted by Neil Winkelmann from SRK Consulting on 20 June 2017, a co-author of this technical report;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects(“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)	As a qualified person, I am independent of the issuer as defined in Section 1.5 of NI 43-101;

7)	I am the co-author of the Technical Report, responsible for sections 15.5.4 and 17.1.6 as well as relevant parts of the Executive Summary and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property;

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith;

10)	As of 01 September, 2017, this certificate, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 30th day of November, 2017 in Bellingham, Washington, USA.

“original signed”

Andrew Jennings, PEng President Conveyor Dynamics, Inc.